                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                 WESTAFF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   957070105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Frederick Tanne
                                Kirkland & Ellis
                              153 East 53rd Street
                            New York, New York 10022
                                 (212)446-4831

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 7, 2000
                   ------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].



     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

           CUSIP No. 957070105                                      13D                                  Page 2 of 12 Pages
---------------------------------------------------------------------------------------------------------------------------
         |
         |NAMES OF REPORTING PERSONS
     1   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Cornerstone Equity Investors IV, L.P.
---------------------------------------------------------------------------------------------------------------------------
         |
     2   |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         |
         |                                                                                                     (a) [   ]
         |
         |                                                                                                     (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------
         |
     3   |SEC USE ONLY
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     4   |SOURCE OF FUNDS
         |
         |BK, 00
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     5   |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [   ]
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     6   |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
         |
---------------------------------------------------------------------------------------------------------------------------
                    |   |
                    | 7 |SOLE VOTING POWER
                    |   |
                    |   |                                               None.
                    |------------------------------------------------------------------------------------------------------
                    |
                    | 8  SHARED VOTING POWER
                    |
   NUMBER OF SHARES |                                                 8,462,968
     BENEFICIALLY   |------------------------------------------------------------------------------------------------------
    OWNED BY EACH   |
   REPORTING PERSON | 9  SOLE DISPOSITIVE POWER
         WITH       |
                    |                                                   None.
                    |------------------------------------------------------------------------------------------------------
                    |
                    |10  SHARED DISPOSITIVE POWER
                    |
                    |                                                   None.
---------------------------------------------------------------------------------------------------------------------------
     11  |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     8,462,968
---------------------------------------------------------------------------------------------------------------------------
         |
     12  |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [   ]
---------------------------------------------------------------------------------------------------------------------------
         |
     13  |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             53.1%
---------------------------------------------------------------------------------------------------------------------------
         |
     14  |TYPE OF REPORTING PERSON
         |
         |PN
===========================================================================================================================

           CUSIP No. 957070105                                      13D                                  Page 3 of 12 Pages
---------------------------------------------------------------------------------------------------------------------------
         |
         |NAMES OF REPORTING PERSONS
     1   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Cornerstone IV, L.L.C.
---------------------------------------------------------------------------------------------------------------------------
         |
     2   |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         |
         |                                                                                                     (a) [   ]
         |
         |                                                                                                     (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------
         |
     3   |SEC USE ONLY
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     4   |SOURCE OF FUNDS
         |
         |BK, 00
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     5   |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [   ]
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     6   |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
         |
---------------------------------------------------------------------------------------------------------------------------
                    |   |
                    | 7 |SOLE VOTING POWER
                    |   |
                    |   |                                               None.
                    |------------------------------------------------------------------------------------------------------
                    |
                    | 8  SHARED VOTING POWER
                    |
   NUMBER OF SHARES |                                                 8,462,968
     BENEFICIALLY   |------------------------------------------------------------------------------------------------------
    OWNED BY EACH   |
   REPORTING PERSON | 9  SOLE DISPOSITIVE POWER
         WITH       |
                    |                                                   None.
                    |------------------------------------------------------------------------------------------------------
                    |
                    |10  SHARED DISPOSITIVE POWER
                    |
                    |                                                   None.
---------------------------------------------------------------------------------------------------------------------------
     11  |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     8,462,968
---------------------------------------------------------------------------------------------------------------------------
         |
     12  |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [   ]
---------------------------------------------------------------------------------------------------------------------------
         |
     13  |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             53.1%
---------------------------------------------------------------------------------------------------------------------------
         |
     14  |TYPE OF REPORTING PERSON
         |
         | OO
===========================================================================================================================

           CUSIP No. 957070105                                      13D                                  Page 4 of 12 Pages
---------------------------------------------------------------------------------------------------------------------------
         |
         |NAMES OF REPORTING PERSONS
     1   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Centre Capital Investors III, L.P.
---------------------------------------------------------------------------------------------------------------------------
         |
     2   |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         |
         |                                                                                                     (a) [   ]
         |
         |                                                                                                     (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------
         |
     3   |SEC USE ONLY
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     4   |SOURCE OF FUNDS
         |
         |BK, 00
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     5   |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [   ]
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     6   |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
         |
---------------------------------------------------------------------------------------------------------------------------
                    |   |
                    | 7 |SOLE VOTING POWER
                    |   |
                    |   |                                               None.
                    |------------------------------------------------------------------------------------------------------
                    |
                    | 8  SHARED VOTING POWER
                    |
   NUMBER OF SHARES |                                                 8,462,968
     BENEFICIALLY   |------------------------------------------------------------------------------------------------------
    OWNED BY EACH   |
   REPORTING PERSON | 9  SOLE DISPOSITIVE POWER
         WITH       |
                    |                                                   None.
                    |------------------------------------------------------------------------------------------------------
                    |
                    |10  SHARED DISPOSITIVE POWER
                    |
                    |                                                   None.
---------------------------------------------------------------------------------------------------------------------------
     11  |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      8,462,968
---------------------------------------------------------------------------------------------------------------------------
         |
     12  |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [   ]
---------------------------------------------------------------------------------------------------------------------------
         |
     13  |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             53.1%
---------------------------------------------------------------------------------------------------------------------------
         |
     14  |TYPE OF REPORTING PERSON
         |
         |PN
===========================================================================================================================

           CUSIP No. 957070105                                      13D                                  Page 5 of 12 Pages
---------------------------------------------------------------------------------------------------------------------------
         |
         |NAMES OF REPORTING PERSONS
     1   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Centre Partners III, L.P.
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     2   |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         |
         |                                                                                                    (a) [   ]
         |
         |                                                                                                    (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------
         |
     3   |SEC USE ONLY
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     4   |SOURCE OF FUNDS
         |
         |BK, 00
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     5   |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     6   |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
         |
---------------------------------------------------------------------------------------------------------------------------
                       |  |
                       | 7| SOLE VOTING POWER
                       |  |
                       |  |                                                  None.
                       |---------------------------------------------------------------------------------------------------
                       |
                       | 8  SHARED VOTING POWER
                       |
  NUMBER OF SHARES     |                                                   8,462,968
    BENEFICIALLY       |---------------------------------------------------------------------------------------------------
   OWNED BY EACH       |
  REPORTING PERSON     | 9  SOLE DISPOSITIVE POWER
        WITH           |
                       |                                                     None.
                       |---------------------------------------------------------------------------------------------------
                       |
                       |10  SHARED DISPOSITIVE POWER
                       |
                       |                                                     None.
---------------------------------------------------------------------------------------------------------------------------

       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      8,462,968
---------------------------------------------------------------------------------------------------------------------------

       12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [   ]
---------------------------------------------------------------------------------------------------------------------------

       13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             53.1%
---------------------------------------------------------------------------------------------------------------------------

       14 TYPE OF REPORTING PERSON

          PN
===========================================================================================================================

           CUSIP No. 957070105                                      13D                                  Page 6 of 12 Pages
---------------------------------------------------------------------------------------------------------------------------
         |
         |NAMES OF REPORTING PERSONS
     1   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Centre Partners III, L.L.C.
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     2   |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         |
         |                                                                                                    (a) [   ]
         |
         |                                                                                                    (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------
         |
     3   |SEC USE ONLY
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     4   |SOURCE OF FUNDS
         |
         |BK, 00
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     5   |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     6   |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
         |
---------------------------------------------------------------------------------------------------------------------------
                       |  |
                       | 7| SOLE VOTING POWER
                       |  |
                       |  |                                                  None.
                       |---------------------------------------------------------------------------------------------------
                       |
                       | 8  SHARED VOTING POWER
                       |
  NUMBER OF SHARES     |                                                   8,462,968
    BENEFICIALLY       |---------------------------------------------------------------------------------------------------
   OWNED BY EACH       |
  REPORTING PERSON     | 9  SOLE DISPOSITIVE POWER
        WITH           |
                       |                                                     None.
                       |---------------------------------------------------------------------------------------------------
                       |
                       |10  SHARED DISPOSITIVE POWER
                       |
                       |                                                     None.
---------------------------------------------------------------------------------------------------------------------------

       11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      8,462,968
---------------------------------------------------------------------------------------------------------------------------

       12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [   ]
---------------------------------------------------------------------------------------------------------------------------

       13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             53.1%
---------------------------------------------------------------------------------------------------------------------------

       14| TYPE OF REPORTING PERSON
         |
         | OO
===========================================================================================================================

           CUSIP No. 957070105                                      13D                                  Page 7 of 12 Pages
---------------------------------------------------------------------------------------------------------------------------
         |
         |NAMES OF REPORTING PERSONS
     1   |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Westaff Acquisition Corp.
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     2   |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         |
         |                                                                                                    (a) [   ]
         |
         |                                                                                                    (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------
         |
     3   |SEC USE ONLY
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     4   |SOURCE OF FUNDS
         |
         |BK, 00
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     5   |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
         |
         |
---------------------------------------------------------------------------------------------------------------------------
         |
     6   |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
         |
---------------------------------------------------------------------------------------------------------------------------
                       |  |
                       | 7| SOLE VOTING POWER
                       |  |
                       |  |                                                  None.
                       |---------------------------------------------------------------------------------------------------
                       |
                       | 8  SHARED VOTING POWER
                       |
  NUMBER OF SHARES     |                                                   8,462,968
    BENEFICIALLY       |---------------------------------------------------------------------------------------------------
   OWNED BY EACH       |
  REPORTING PERSON     | 9  SOLE DISPOSITIVE POWER
        WITH           |
                       |                                                     None.
                       |---------------------------------------------------------------------------------------------------
                       |
                       |10  SHARED DISPOSITIVE POWER
                       |
                       |                                                     None.
---------------------------------------------------------------------------------------------------------------------------

       11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      8,462,968
---------------------------------------------------------------------------------------------------------------------------

       12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [   ]
---------------------------------------------------------------------------------------------------------------------------

       13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             53.1%
---------------------------------------------------------------------------------------------------------------------------

       14| TYPE OF REPORTING PERSON
         |
         | CO
===========================================================================================================================

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Westaff, Inc., a Delaware corporation ("Issuer"). The address of the principal executive offices of Issuer is 301 Lennon Lane, Walnut Creek, CA 94598.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Cornerstone Equity Investors IV, L.P. ("Cornerstone"), Cornerstone IV, L.L.C. ("Cornerstone LLC"), Centre Capital Investors III, L.P. ("Centre"), Centre Partners III, L.P. ("Centre Partners"), Centre Partners III, L.L.C. ("Centre LLC") and Westaff Acquisition Corp. ("Merger Sub")(collectively, the "Reporting Entities").

         (a)-(c) Cornerstone is a Delaware limited partnership. The address of its principal business office is 717 Fifth Avenue, Suite 1100, New York, NY 10022. The principal business of Cornerstone is to make private equity investments.

         Cornerstone LLC is a Delaware limited liability company. The address of its principal business office is 717 Fifth Avenue, Suite 1100, New York, NY 10022. The principal business of Cornerstone LLC is to be the general partner of Cornerstone.

         Centre is a Delaware limited partnership. The address of its principal business office is 30 Rockefeller Plaza, 50th Floor, New York, NY 10020. The principal business of Centre is to make private equity investments.

         Centre Partners is a Delaware limited partnership. The address of its principal business office is 30 Rockefeller Plaza, 50th Floor, New York, NY 10020. The principal business of Centre Partners is to be the general partner of Centre.

         Centre LLC is a Delaware limited liability company. The address of its principal business office is 30 Rockefeller Plaza, 50th Floor, New York, NY 10020. The principal business of Centre LLC is to be the general partner of Centre Partners.

         Merger Sub is a Delaware corporation. The address of its office is c/o Michael Najjar, 717 Fifth Avenue, Suite 1100, New York, NY 10022. Merger Sub is a new corporation formed by Cornerstone and Centre for the purpose of merging with and into Issuer, at which time the separate corporate existence of Merger Sub will cease and Issuer will continue in existence as the surviving corporation in the Merger (the "Surviving Corporation").

A joint filing agreement of the Reporting Entities is attached hereto as
Exhibit 5.

         (d)-(e) During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship is not applicable, as none of the Reporting Entities are natural persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 7, 2000, Issuer executed a definitive merger agreement (the "Merger Agreement") with Merger Sub, and for purposes of certain provisions therein Cornerstone, Centre, The Stover Revocable Trust, The Stover 1999 Charitable Remainder Unitrust and The Stover Foundation (The Stover Revocable Trust, The Stover 1999 Charitable Remainder Unitrust and The Stover Foundation are collectively referred to herein as the "Stover Stockholders"). Under the terms of the Merger Agreement, Merger Sub will merge with and into Issuer (the "Merger") and Issuer will be the Surviving Corporation. Pursuant to the Merger Agreement, immediately after the Merger, Cornerstone and Centre will each own approximately 46.3% of the issued and outstanding common and preferred stock of the Surviving Corporation (subject to the right of each of Cornerstone and Centre contained in the Merger Agreement to assign to other persons all or a portion of its right to make its equity contribution).

         In the Merger, the stockholders of Issuer (other than The Stover Revocable Trust for certain of its shares of Common Stock) will receive cash consideration of $10.00 per share of Common Stock of Issuer (the "Merger Consideration") held by such stockholder in exchange for their shares of Common Stock. The Stover Revocable Trust will roll-over 500,000 shares of Common Stock of Issuer into preferred and common equity securities of the Surviving Corporation with an aggregate value of $5 million, and will receive the Merger Consideration for the remainder of their shares of Common Stock. Taking into account both the Merger Consideration and the value of the Surviving Corporation securities to be received by the Stover Stockholders, after giving effect to the transactions contemplated by the Merger Agreement and the Support Agreement, the Stover Stockholders will receive consideration valued at $10.00 per share of Common Stock.

         The Merger Agreement requires approval by the holders of 66-2/3% of Issuer's Common Stock, as required by Issuer's Certificate of Incorporation. The Merger is also subject to other conditions, including consummation of the debt financing contemplated by the Merger Agreement. The Merger is expected to be completed during the third quarter of calendar year 2000 assuming satisfaction or waiver of all applicable conditions. Pursuant to the Merger Agreement, to the extent required by the fiduciary obligations of the board of directors of Issuer, under certain circumstances Issuer may withdraw or modify its recommendation of the Merger, and may terminate the Merger Agreement. If the Merger Agreement is terminated pursuant to the fiduciary obligations of the board of directors of Issuer, Issuer will be obligated to pay to Cornerstone and Centre their Reimbursable Expenses (as defined in the Merger Agreement) up to $1.5 million plus a break up fee set forth therein.

                               Page 8 of 12 Pages

         The foregoing discussion of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed with this Schedule 13D as
Exhibit 1 and incorporated herein by reference.

         Financing the Merger will require approximately $215.8 million to pay the aggregate cash consideration due to all stockholders and option holders of Issuer upon consummation of the Merger and to refinance Issuer's existing debt and to pay related fees and expenses. These funds are expected to be provided through (a) a senior secured term loan facility of $100.0 million and a $12.5 million draw down on a $55.0 million revolving credit facility (the "Senior Debt Financing"); (b) the issuance of $35.0 million of senior subordinated notes (the "Senior Sub Notes") of the Surviving Corporation; (c) equity financing (i) in the amount of $63.3 million provided by Cornerstone and Centre through the purchase of senior preferred stock and common stock of the Surviving Corporation (the "Investor Equity Financing"), and (ii) in the amount of up to $5.0 million provided by the Stover Revocable Trust (though this amount may be reduced by purchases of equity securities in the Surviving Corporation made by officers of Issuer) by way of a contribution of a portion of their existing equity in Issuer in exchange for senior preferred stock and common stock of the Surviving Corporation (the "Stover Equity Financing").

         Cornerstone and Centre have received a commitment letter from Bank of America, N.A. and Bank of America Securities LLC with respect to the terms and conditions of the Senior Debt Financing. A copy of the commitment letter with respect to the Senior Debt Financing is attached hereto as Exhibit 3. Cornerstone and Centre have also received a commitment letter (the "Mezzanine Commitment Letter") from Albion Alliance LLC to provide $35.0 million of senior subordinated notes. A copy of the Mezzanine Commitment Letter is attached hereto as Exhibit 4. Additionally, pursuant to the Merger Agreement, the Stover Stockholders have agreed to provide the Stover Equity Financing, and Cornerstone and Centre have agreed to provide the Investor Equity Financing.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(b) The information set forth in item 3 above is incorporated herein by reference. The Merger is being consummated to permit Cornerstone and Centre, together with The Stover Revocable Trust (and officers of Issuer to the extent such officers purchase an equity interest in the Surviving Corporation), to acquire the Issuer from the public stockholders of Issuer and take Issuer from being a public corporation to being a private corporation. After the Merger, Cornerstone and Centre will control Issuer through their combined equity ownership.

         Each of the Reporting Entities acquired beneficial ownership of 8,462,968 shares (representing approximately 53.1% of the outstanding Common Stock as of the date hereof) of the securities that are the subject of this filing upon the execution of a support agreement (the "Support Agreement") dated March 7, 2000 between the Stover Stockholders and Merger Sub. The Stover Stockholders entered into the Support Agreement in order to induce Cornerstone, Centre and Merger Sub to enter into the Merger Agreement. For the purpose of enforcing certain obligations of the Stover Stockholders under the Support Agreement, each of the Stover Stockholders granted to Merger Sub its proxy for the purposes of such obligations.

         Each Stover Stockholder agreed, pursuant to the Support agreement, to
(i) hold its shares subject to transferability and voting restrictions, (ii) abstain from any action which would interfere with the performance of its obligations under the Support Agreement, (iii) approve, vote its shares of Common Stock in favor of, and consent to , the Merger Agreement and the transactions contemplated thereby, at the direction of Merger Sub, and (iv) vote its shares of Common Stock against (A) any Competing Transaction (as defined in the Support Agreement), and (B) any Frustrating Transactions (as defined in the Support Agreement).

         The foregoing discussion of the Support Agreement is qualified in its entirety by reference to the Support Agreement filed with this Schedule 13D as
Exhibit 2 and incorporated herein by reference.

         (c)      Not Applicable.

         (d)      Not Applicable.

         (e) In connection with the Merger and pursuant to the Merger Agreement, each share of Common Stock of Issuer outstanding at the time of the Merger (other than shares of Common Stock held by Merger Sub) will be converted into the right to receive the Merger Consideration. Following completion of the Merger, all of the issued and outstanding capital stock of the Surviving Corporation will be owned by Cornerstone, Centre and The Stover Revocable Trust.

         (f)      Not Applicable.

                               Page 9 of 12 Pages

         (g)      Not Applicable.

         (h) - (i) In connection with the Merger, Issuer's Common Stock will be delisted from the Nasdaq Stock Market and become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j)      Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) As of the date hereof, each of the Reporting Entities beneficially owns an aggregate of 8,462,968 shares of Common Stock, or approximately 53.1% of the shares of Common Stock deemed outstanding due to the irrevocable proxy granted to Merger Sub by each of the Stover Stockholders pursuant to the Support Agreement. The Reporting Entities expressly disclaim membership in a "group" as such term is used in Rule 13d-5.

         (c)      Not Applicable.

         (d)      Not Applicable.

         (e)      Not Applicable.

         Except as stated above, none of the Reporting Entities beneficially owns any of the shares of capital stock of Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The information set forth in items 3 and 4 above is incorporated herein by reference.

         To induce Cornerstone, Centre and Merger Sub to enter into the Merger Agreement, the Stover Stockholders entered into the Support Agreement. The Support Agreement obligates the Stover Stockholders to vote the shares of Common Stock of Issuer held by the Stover Stockholders as directed by Merger Sub in favor of the Merger and against certain changes that could impede the completion of the Merger. Although the Reporting Entities and the Stover Stockholders may be deemed to be have formed a "group" within the meaning of
Section 13(d) or 13(g) of the Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of March 7, 2000, by and among Issuer, Merger Sub, Cornerstone, Centre and the Stover
Stockholders.

         2. Support Agreement, dated as of March 7, 2000, by and among Merger Sub and the Stover Stockholders.

         3. Commitment Letter dated March 7, 2000 to Cornerstone and Centre from Bank of America with respect to the Senior Debt Financing.

         4. Commitment Letter dated March 7, 2000 to Cornerstone and Centre from Albion Alliance LLC with respect to the Senior Sub Notes.

         5. Joint Filing Agreement, dated as of March 15, 2000, by and among Cornerstone, Cornerstone LLC, Centre, Centre Partners, Centre LLC and Merger Sub.

                              Page 10 of 12 Pages

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 16, 2000

                                    CORNERSTONE EQUITY INVESTORS IV, L.P

                                    By:  CORNERSTONE IV, L.L.C.
                                    Its:  General Partner

                                    By:     /s/ Michael E. Najjar
                                       -------------------------------------
                                             Name:  Michael E. Najjar
                                             Title: Managing Director

                                    CORNERSTONE IV, L.L.C.

                                    By:     /s/ Michael E. Najjar
                                       -------------------------------------
                                             Name:  Michael E. Najjar
                                             Title: Managing Director

                                    CENTRE CAPITAL INVESTORS III, L.P.

                                    By:  Centre Partners III, L.P,
                                          As general partner of such partnership
                                          By:  Centre Partners Management LLC,
                                               attorney-in-fact

                                             By:   /s/ Robert Bergmann
                                                ----------------------------
                                                  Name:  Robert Bergmann
                                                  Title: Managing Director

                                    CENTRE PARTNERS III, L.P.

                                    By:  Centre Partners Management LLC,
                                             attorney-in-fact

                                             By:     /s/  Robert Bergmann
                                                ----------------------------
                                                  Name:  Robert Bergmann
                                                  Title: Managing Director

                                    CENTRE PARTNERS III, L.L.C.

                                    By:     /s/ Robert Bergmann
                                       -------------------------------------
                                         Name:  Robert Bergmann
                                         Title: Managing Director

                                    WESTAFF ACQUISITION CORP.

                                    By:    /s/ Michael E. Najjar
                                       -------------------------------------
                                        Name:  Michael E. Najjar
                                        Title: President and Secretary

                              Page 11 of 12 Pages